Exhibit 99.1

PRESS RELEASE
August 17, 2023 at 7:00 a.m. ET
Gambling.com Group Revenue Grows 63% to a Q2 Record of $26.0 Million, Net Income Rises to $0.3 Million, and Adjusted EBITDA Increases to a Q2 Record of $9.4 Million

Raises 2023 Revenue Guidance to $100-$104 Million and Adjusted EBITDA Guidance to $36-$40 Million; Mid-Points Imply Revenue Growth of 33% and Adjusted EBITDA Growth of 58% over the Full Year 2022

Charlotte, N.C. – August 17, 2023 – Gambling.com Group Limited (Nasdaq: GAMB) (“Gambling.com Group” or the “Company”), a leading provider of digital marketing services for the global online gambling industry, today reported record second quarter financial results for the three months ended June 30, 2023. The Company also increased its guidance for full-year revenue and Adjusted EBITDA.
Second Quarter 2023 vs. Second Quarter 2022 Financial Highlights
(USD in thousands, except per share data, unaudited)

	Three Months Ended June 30,		Change
	2023	2022	%
Revenue	25,972	15,924	63%
Net income for the period attributable to shareholders (1)	278	56	396%
Net income per share attributable to shareholders, diluted (1)	0.01	0.00	100%
Net income margin (1)	1%	—%
Adjusted net income for the period attributable to shareholders (1)(2)	6,535	3,065	113%
Adjusted net income per share attributable to shareholders, diluted (1)(2)	0.17	0.08	113%
Adjusted EBITDA (1)(2)	9,424	3,617	161%
Adjusted EBITDA Margin (1)(2)	36%	23%
Cash flows generated by operating activities	4,586	3,368	36%
Free Cash Flow (2)	8,526	2,822	202%
(1) For the three months ended June 30, 2023, Net income and Net income per share include, and Adjusted net income and Adjusted net income per share exclude, adjustments related to the Company's 2022 acquisitions of RotoWire and BonusFinder of $6.1 million, or $0.17 per share. Similarly, these adjustments totaled $3.0 million, or $0.08, per share for the three months ended June 30, 2022. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments.
(2) Represents a non-IFRS measure. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for reconciliations to the comparable IFRS numbers.

Charles Gillespie, Chief Executive Officer and Co-Founder of Gambling.com Group, commented, “The business performed phenomenally in the second quarter with record operating results reflecting another quarter of significant organic revenue growth and strong Free Cash Flow generation. The growth highlights our success in scaling our North American operations as well as continued growth in our more established markets. New depositing customers rose 60% year-over-year to over 91,000, which helped drive a 63% revenue increase to $26.0 million, 161% growth in Adjusted EBITDA to $9.4 million, and $8.5 million of Free Cash Flow.

“Despite North America already being our largest reporting market, it still represents a significant growth opportunity for Gambling.com Group and we remain very confident in our ability to continue to increase market share in existing states as they continue to grow. This expected growth will be complemented by an overall expansion of the addressable market as new states such as North Carolina and Kentucky come online with sports betting, and iGaming is authorized in additional states. As we continue to scale our North American operations, Gambling.com Group will benefit from other attractive near- and long-term growth drivers, including valuable media partnerships with leading domestic digital media publishers, McClatchy and Gannett, and the significant long-term global opportunity provided by the recently launched Casinos.com. In addition, we are well positioned to continue growing in our more established markets where we continue to take market share and have signed our first international media partnership with The Independent for the U.K. market.

“With each quarter of consistent profitable organic growth delivered by Gambling.com Group, we are demonstrating the benefits of what we believe to be the most attractive business model in the industry as we leverage our many growth drivers and capital efficiency. Our excellence in SEO and proprietary data science allows us to consistently generate top-line growth, Adjusted EBITDA margins that exceed 30%, and strong Free Cash Flow conversion. As a result, we are confident Gambling.com Group will continue to create added value for our shareholders, clients and our valued team members.”
Second Quarter 2023 and Recent Business Highlights

•Grew North American revenue 115% to $13.4 million
•Delivered more than 91,000 new depositing customers
•Entered into first international media partnership with The Independent, one of the U.K.’s largest digital media publishers with more than 20 million unique monthly users
•Negotiated a final, deferred consideration payment of €18 million related the acquisition of BonusFinder in exchange for the early termination of the earn-out period, providing the Company with the ability to accelerate the realization of synergies
•Repurchased 77,683 ordinary shares at an average price of $9.83 per share

Elias Mark, Chief Financial Officer of Gambling.com Group, added, “The operating leverage we generated on 63% year-over-year revenue growth and 161% Adjusted EBITDA growth in the second quarter grew Free Cash Flow growth of 202% to $8.5 million. As a result, we have significant flexibility to simultaneously continue to strategically invest in growth opportunities, including the buildout of Casinos.com and the development of our media partnerships, and to evaluate strategic transactions that we believe create new shareholder value. Reflecting our strong operating results through the first six months of the year, which outperformed our expectations, and our confidence for continued strong performance over the balance of 2023, we are raising our full year revenue and Adjusted EBITDA outlook with the mid-point of the new ranges representing year-over-year growth of 33% and 58%, respectively.”
2023 Outlook

The Company raised its full-year 2023 revenue guidance to between $100 million and $104 million, and Adjusted EBITDA guidance to between $36 million and $40 million. The Company’s guidance assumes:

•Kentucky goes live on September 28th with online sports betting
•Beyond Kentucky, no online sports betting or iGaming going live in any additional North American markets for the balance of 2023
•No contribution from any new acquisitions
•New investments throughout 2023 for the development of Casinos.com and support to our media partners, including Gannett, McClatchy and The Independent
•An average EUR/USD exchange rate of 1.095 throughout the remainder of 2023

First Half 2023 vs. First Half 2022 Financial Highlights
(USD in thousands, except per share data, unaudited)

	Six Months Ended June 30,		Change
	2023	2022	%
Revenue	52,664	35,509	48%
Net income for the period attributable to shareholders (1)	6,873	4,542	51%
Net income per share attributable to shareholders, diluted (1)	0.18	0.12	50%
Net income margin (1)	13%	13%
Adjusted net income for the period attributable to shareholders (1)(2)	14,086	7,551	87%
Adjusted net income per share attributable to shareholders, diluted (1)(2)	0.37	0.21	76%
Adjusted EBITDA (1)(2)	20,097	10,719	87%
Adjusted EBITDA Margin (1)(2)	38%	30%
Cash flows generated by operating activities	11,669	6,944	68%
Free Cash Flow (2)	14,732	4,186	252%
(1) For the six months ended June 30, 2023, Net income and Net income per share include, and Adjusted net income and Adjusted net income per share exclude, adjustments related to the Company's 2022 acquisitions of RotoWire and BonusFinder of $7.0 million, or $0.19 per share. Similarly, these adjustments totaled $3.0 million, or $0.09, per share for the six months ended June 30, 2022. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments.
(2) Represents a non-IFRS measure. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for reconciliations to the comparable IFRS numbers.
Conference Call Details

Date/Time:	Thursday, August 17, 2023, at 8:00 a.m. ET
Webcast:	https://www.webcast-eqs.com/gamb20230817/en
U.S. Toll-Free Dial In:	877-407-0890
International Dial In:	+1-201-389-0918
To access, please dial in approximately 10 minutes before the start of the call. An archived webcast of the conference call will also be available in the News & Events section of the Company’s website at gambling.com/corporate/investors/news-events. Information contained on the Company’s website is not incorporated into this press release.
###
For further information, please contact:

Investors: Peter McGough, Gambling.com Group, investors@gdcgroup.com
Richard Land, Norberto Aja, JCIR, GAMB@jcir.com, 212-835-8500
Media: Jordan Bieber, 5W Public Relations, gdc@5wpr.com
About Gambling.com Group Limited

Gambling.com Group Limited (Nasdaq: GAMB) (the "Group") is a multi-award-winning performance marketing company and a leading provider of digital marketing services active in the online gambling industry. Founded in 2006, the Group has offices globally, primarily operating in the United States and Ireland. Through its proprietary technology platform, the Group publishes a portfolio of premier branded websites including Gambling.com, Bookies.com, Casinos.com and RotoWire.com. Gambling.com Group owns and operates more than 50 websites in seven languages across 15 national markets covering all aspects of the online gambling industry, including iGaming and sports betting, and the fantasy sports industry.

Use of Non-IFRS Measures
This press release contains certain non-IFRS financial measures, such as Adjusted Net Income, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, and related ratios. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.
Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this press release, including statements relating to our expectation of continued growth in the North American market and other established markets, whether strategic transactions will create new shareholder value, and our 2023 outlook, are all forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance, or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Important factors that could cause actual results to differ materially from our expectations are discussed under “Item 3. Key Information - Risk Factors” in Gambling.com Group’s annual report filed on Form 20-F for the year ended December 31, 2022 with the U.S. Securities and Exchange Commission (the “SEC”) on March 23, 2023, and Gambling.com Group’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Gambling.com Group disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Consolidated Statements of Comprehensive Income (Loss) (Unaudited)
(USD in thousands, except per share amounts)

The following table details the consolidated statements of comprehensive income for the three and six months ended June 30, 2023 and 2022 in the Company's reporting currency and constant currency.

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended June 30,		Change	Change	Six months ended June 30,		Change	Change
	2023	2022	%	%	2023	2022	%	%
Revenue	25,972	15,924	63%	60%	52,664	35,509	48%	49%
Cost of sales	(896)	(495)	81%	77%	(1,887)	(1,724)	9%	10%
Gross profit	25,076	15,429	63%	59%	50,777	33,785	50%	51%
Sales and marketing expenses	(8,403)	(8,454)	(1)%	(2)%	(16,441)	(15,816)	4%	4%
Technology expenses	(2,447)	(1,499)	63%	60%	(4,670)	(2,862)	63%	64%
General and administrative expenses	(7,286)	(4,804)	52%	49%	(13,067)	(9,632)	36%	36%
Movements in credit losses allowance	(118)	(72)	64%	60%	(767)	(597)	28%	29%
Fair value movement on contingent consideration	(6,087)	(2,849)	114%	110%	(6,939)	(2,849)	144%	145%
Operating profit (loss)	735	(2,249)	133%	132%	8,893	2,029	338%	340%
Finance income	606	3,491	(83)%	(83)%	706	4,319	(84)%	(84)%
Finance expenses	(420)	(1,056)	(60)%	(61)%	(983)	(1,307)	(25)%	(24)%
Income before tax	921	186	395%	385%	8,616	5,041	71%	72%
Income tax charge	(643)	(130)	395%	386%	(1,743)	(499)	249%	251%
Net income for the period attributable to shareholders	278	56	396%	388%	6,873	4,542	51%	52%
Other comprehensive income (loss)
Exchange differences on translating foreign currencies	(676)	(6,559)	(90)%	(90)%	692	(7,928)	(109)%	(109)%
Total comprehensive income for the period attributable to shareholders	(398)	(6,503)	94%	94%	7,565	(3,386)	323%	325%

Consolidated Statements of Financial Position (Unaudited)
(USD in thousands)

	JUNE 30, 2023	DECEMBER 31, 2022
ASSETS
Non-current assets
Property and equipment	805	714
Right-of-use assets	1,615	1,818
Intangible assets	89,928	88,521
Deferred compensation cost	—	29
Deferred tax asset	6,220	5,832
Total non-current assets	98,568	96,914
Current assets
Trade and other receivables	13,249	12,222
Inventories	13	75
Cash and cash equivalents	31,311	29,664
Total current assets	44,573	41,961
Total assets	143,141	138,875
EQUITY AND LIABILITIES
Equity
Share capital	—	—
Capital reserve	73,952	63,723
Treasury shares	(1,107)	(348)
Share options and warrants reserve	6,009	4,411
Foreign exchange translation reserve	(6,383)	(7,075)
Retained earnings	33,271	26,398
Total equity	105,742	87,109
Non-current liabilities
Other payables	—	290
Deferred consideration	—	4,774
Contingent consideration	—	11,297
Lease liability	1,347	1,518
Deferred tax liability	2,212	2,179
Total non-current liabilities	3,559	20,058
Current liabilities
Trade and other payables	6,896	6,342
Deferred income	1,784	1,692
Deferred consideration	23,380	2,800
Contingent consideration	—	19,378
Other liability	282	226
Lease liability	542	554
Income tax payable	956	716
Total current liabilities	33,840	31,708
Total liabilities	37,399	51,766
Total equity and liabilities	143,141	138,875

Consolidated Statements of Cash Flows (Unaudited)
(USD in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022

Cash flow from operating activities
Income before tax	921	186	8,616	5,041
Finance expenses (income), net	(187)	(2,435)	277	(3,012)
Adjustments for non-cash items:
Depreciation and amortization	480	1,952	1,025	3,778
Movements in credit loss allowance	118	72	767	597
Fair value movement on contingent consideration	6,087	2,849	6,939	2,849
Share-based payment expense	1,253	885	2,099	1,609
Warrants repurchased	—	(800)	—	(800)
Income tax paid	(1,899)	(783)	(1,789)	(783)
Payment of contingent consideration	(4,621)	—	(4,621)	—
Cash flows from operating activities before changes in working capital	2,152	1,926	13,313	9,279
Changes in working capital
Trade and other receivables	1,971	2,456	(1,892)	(2,639)
Trade and other payables	401	(1,014)	186	304
Inventories	62	—	62	—
Cash flows generated by operating activities	4,586	3,368	11,669	6,944
Cash flows from investing activities
Acquisition of property and equipment	(51)	(99)	(204)	(242)
Acquisition of intangible assets	(630)	(447)	(1,354)	(2,516)
Acquisition of subsidiaries, net of cash acquired	—	(4,114)	—	(23,409)
Payment of deferred consideration	—	—	(2,390)	—
Payment of contingent consideration	(5,557)	—	(5,557)	—
Cash flows used in investing activities	(6,238)	(4,660)	(9,505)	(26,167)
Cash flows from financing activities
Treasury shares acquired	(759)	—	(759)	—
Interest payment attributable to third party borrowings	—	—	—	(120)
Interest payment attributable to deferred consideration settled	—	—	(110)	—
Principal paid on lease liability	(94)	(79)	(199)	(165)
Interest paid on lease liability	(40)	(45)	(87)	(95)
Cash flows used in financing activities	(893)	(124)	(1,155)	(380)
Net movement in cash and cash equivalents	(2,545)	(1,416)	1,009	(19,603)
Cash and cash equivalents at the beginning of the period	33,564	33,069	29,664	51,047
Net foreign exchange differences on cash and cash equivalents	292	(551)	638	(342)
Cash and cash equivalents at the end of the period	31,311	31,102	31,311	31,102

Earnings Per Share
Below is a reconciliation of basic and diluted earnings per share as presented in the Consolidated Statement of Comprehensive Income for the period specified, stated in USD thousands, except per share amounts:

	Three Months Ended June 30,		Reporting Currency Change	Constant Currency Change	Six Months Ended June 30,		Reporting Currency Change	Constant Currency Change
	2023	2022	%	%	2023	2022	%	%
Net income for the period attributable to shareholders	278	56	396%	388%	6,873	4,542	51%	52%
Weighted-average number of ordinary shares, basic	37,082,794	35,443,258	5%	5%	36,757,214	35,176,469	4%	4%
Net income per share attributable to shareholders, basic	0.01	0.00	100%	100%	0.19	0.13	46%	46%

Net income for the period attributable to shareholders	278	56	396%	388%	6,873	4,542	51%	52%
Weighted-average number of ordinary shares, diluted	38,462,183	36,534,091	5%	5%	38,123,560	36,608,017	4%	4%
Net income per share attributable to shareholders, diluted	0.01	0.00	100%	100%	0.18	0.12	50%	50%
Supplemental Information
Rounding
We have made rounding adjustments to some of the figures included in the discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes thereto. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.
Non-IFRS Financial Measures
Management uses several financial measures, both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.
Adjusted Net Income and Adjusted Net Income Per Share

Adjusted net income is a non-IFRS financial measure defined as net income attributable to equity holders excluding the fair value gain or loss related to contingent consideration, unwinding of deferred consideration, and certain employee bonuses related to acquisitions. Adjusted net income per diluted share is a non-IFRS financial measure defined as adjusted net income attributable to equity holders divided by the diluted weighted average number of common shares outstanding.

We believe adjusted net income and adjusted net income per diluted share are useful to our management as a measure of comparative performance from period to period as these measures remove the effect of the fair value gain or loss related to the contingent consideration, unwinding of deferred consideration, and certain employee bonuses, all associated with our acquisitions, during the limited period where these items are incurred. We expect to incur gains or losses related to the contingent consideration and expenses related to the unwinding of deferred consideration and employee bonuses until December 2023. See Note 5 of the consolidated financial statements for the three months ended June 30, 2023 for a description of the contingent and deferred considerations associated with our acquisitions.
Below is a reconciliation to Adjusted net income attributable to equity holders and Adjusted net income per share, diluted from net income for the period attributable to the equity holders and net income per share attributed to ordinary shareholders, diluted as presented in the Consolidated Statements of Comprehensive Income (Loss) and for the period specified stated in the Company's reporting currency and constant currency:

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended June 30,		Change	Change	Six Months Ended June 30,		Change	Change
	2023	2022	%	%	2023	2022	%	%
Revenue	25,972	15,924	63%	60%	52,664	35,509	48%	49%
Net income for the period attributable to shareholders	278	56	396%	388%	6,873	4,542	51%	52%
Net income margin	1%	—%			13%	13%

Net income for the period attributable to shareholders	278	56	396%	388%	6,873	4,542	51%	52%
Fair value movement on contingent consideration (1)	6,087	2,849	114%	110%	6,939	2,849	144%	145%
Unwinding of deferred consideration (1)	55	160	(66)%	(66)%	109	160	(32)%	(31)%
Employees' bonuses related to acquisition(1)	115	0	100%	100%	165	0	100%	100%
Adjusted net income for the period attributable to shareholders	6,535	3,065	113%	109%	14,086	7,551	87%	87%
Net income per share attributable to shareholders, basic	0.01	0.00	100%	100%	0.19	0.13	46%	46%
Effect of adjustments for fair value movements on contingent consideration, basic	0.16	0.08	100%	100%	0.19	0.08	138%	138%
Effect of adjustments for unwinding on deferred consideration, basic	0.00	0.00	—%	—%	0.00	0.00	—%	—%
Effect of adjustments for bonuses related to acquisition, basic	0.00	0.00	—%	—%	0.00	0.00	—%	—%
Adjusted net income per share attributable to shareholders, basic	0.18	0.09	100%	100%	0.38	0.21	81%	81%
Net income per share attributable to ordinary shareholders, diluted	0.01	0.00	100%	100%	0.18	0.12	50%	50%
Adjusted net income per share attributable to shareholders, diluted	0.17	0.08	113%	89%	0.37	0.21	76%	76%
(1) There is no tax impact from fair value movement on contingent consideration, unwinding of deferred consideration or employee bonuses related to acquisition.
EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin
EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax (charge) credit, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), fair value of contingent consideration, and other items that our board of directors believes do not reflect the underlying performance of the business including acquisition related expenses, such as acquisition related costs and bonuses. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.
We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management team as a measure of comparative operating performance from period to period as those measures remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.
While we use Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.

Below is a reconciliation to EBITDA, Adjusted EBITDA from net income for the period attributable to shareholders as presented in the Consolidated Statements of Comprehensive Income and for the period specified:

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended June 30,		Change	Change	Six Months Ended June 30,		Change	Change
	2023	2022	%	%	2023	2022	%	%
	(USD in thousands)				(USD in thousands)
Net income for the period attributable to shareholders	278	56	396%	388%	6,873	4,542	51%	52%
Add back (deduct):
Interest expenses on borrowings and lease liability	44	185	(76)%	(77)%	87	355	(75)%	(75)%
Income tax charge	643	130	395%	386%	1,743	499	249%	251%
Depreciation expense	63	44	43%	41%	120	87	38%	39%
Amortization expense	417	1,908	(78)%	(79)%	905	3,691	(75)%	(75)%
EBITDA	1,445	2,323	(38)%	(39)%	9,728	9,174	6%	7%
Share-based payment expense	1,253	885	42%	39%	2,099	1,609	30%	31%
Fair value movement on contingent consideration	6,087	2,849	114%	110%	6,939	2,849	144%	145%
Unwinding of deferred consideration	55	160	(66)%	(66)%	109	160	(32)%	(32)%
Foreign currency translation losses (gains), net	(303)	(2,833)	(89)%	(90)%	24	(3,606)	(101)%	(101)%
Other finance results	18	53	(66)%	(67)%	57	79	(28)%	(27)%
Secondary offering related costs	733	—	100%	100%	733	—	100%	100%
Acquisition related costs (1)	21	180	(88)%	(89)%	243	454	(46)%	(46)%
Employees' bonuses related to acquisition	115	—	100%	100%	165	—	100%	100%
Adjusted EBITDA	9,424	3,617	161%	156%	20,097	10,719	87%	89%

(1) The acquisition costs are related to historical and potential business combinations of the Group.

Below is the Adjusted EBITDA Margin calculation for the period specified stated in the Company's reporting currency and constant currency:

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended June 30,		Change	Change	Six Months Ended June 30,		Change	Change
	2023	2022	%	%	2023	2022	%	%
	(USD in thousands, except margin)				(in thousands USD, except margin)
Revenue	25,972	15,924	63%	60%	52,664	35,509	48%	49%
Adjusted EBITDA	9,424	3,617	161%	156%	20,097	10,719	87%	89%
Adjusted EBITDA Margin	36%	23%			38%	30%
In regard to forward looking non-IFRS guidance, we are not able to reconcile the forward-looking non-IFRS Adjusted EBITDA measure to the closest corresponding IFRS measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, acquisition-related expenses and certain financing and tax items.
Free Cash Flow
Free Cash Flow is a non-IFRS liquidity financial measure defined as cash flow from operating activities adjusted for non-recurring items within operating cash flow less capital expenditures.
We believe Free Cash Flow is useful to our management team as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.
The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures because the measure does not deduct the payments required for debt service and other obligations or payments made for business acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.
Below is a reconciliation to Free Cash Flow from cash flows generated by operating activities as presented in the Consolidated Statement of Cash Flows for the period specified in the Company's reporting currency:

	Three Months Ended June 30,		Change	Six Months Ended June 30,		Change
	2023	2022	%	2023	2022	%
	(in thousands USD, unaudited)			(USD in thousands, unaudited)
Cash flows generated by operating activities	4,586	3,368	36%	11,669	6,944	68%
Payment of contingent consideration	4,621	—	100%	4,621	—	100%
Capital Expenditures (1)	(681)	(546)	25%	(1,558)	(2,758)	44%
Free Cash Flow	8,526	2,822	202%	14,732	4,186	252%
(1) Capital expenditures are defined as the acquisition of property and equipment and the acquisition of intangible assets, and excludes cash flows related to business combinations.